Fax


LIBERTY
INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	Fax (to):	001 202 772 9207
From:	Kerin Williams	Date:	15 September 2006
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find an announcement made on the London Stock Exchange today.

Yours faithfully




06016936

Kerin Williams
Deputy Company Secretary

9/19


LIBERTY
INTERNATIONAL

September 15, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Directors Appointment and Declaration".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7960 1236.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
REGISTERED IN ENGLAND NO 3685527 REGISTERED OFFICE 40 BROADWAY LONDON SW1H 0BT

File No. 82-34722

Liberty International PLC

Director Appointment and Declaration

Liberty International PLC confirms that Mr Ian Hawksworth, who joined the group on 1 September 2006 as Managing Director of wholly owned subsidiary Capital & Counties, has today been appointed as a Director of Liberty International PLC.

Ian Hawksworth (40), a chartered surveyor by training, was employed by Hongkong Land from 1993 where he was an Executive Director from 1996 until 2006 when he decided to relocate with his family to the UK. Ian's most recent role at Hongkong Land was as the Director responsible for Commercial Property. He was responsible for the repositioning of Hongkong Land's core business and its regional expansion over the last five years into other Asian locations. Hongkong Land is one of Asia's leading property and infrastructure investment, management and development groups, owning and managing some 600,000m^2 of prime office and retail space in the heart of Hong Kong's Central business district.

Mr Hawksworth has notified the company that on his appointment he had no interests in the ordinary shares of the Company.

Mr Hawksworth has not been a director of any UK publicly quoted company in the past five years.

Mr Hawksworth has confirmed that there is no further information to be disclosed in accordance with Listing Rule 9.6.13.

Enquiries:

Susan Folger Company Secretary, Liberty International PLC + 44 207 887 7004

15 September 2006

Fax


LIBERTY
INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Kerin Williams	**Date:**	14 September 2006
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find an announcement made on the London Stock Exchange today.

Yours faithfully



Kerin Williams
Deputy Company Secretary


LIBERTY
INTERNATIONAL

September 14, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7960 1236.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(l)(a);or (ii) *DR* 3.1.4(R)(l)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS: THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **PARAMOUNT NOMINEES LIMITED**	8.	State the nature of the transaction **TRANSFER ON EXERCISE OF OPTIONS TO EMPLOYEES**
9.	Number *of shares,* debentures or financial instruments relating to *shares* Transferred **i) 10,000** **ii) 1,000**	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) **i) 0.003%** **ii) 0.0003%**
11.	Price per *share* or value of transaction **i) 565p** **ii) 545p**	12.	Date and place of transaction **13 SEPTEMBER 2006**
13.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **1,292,672 (0.383%)**	14.	Date issuer informed of transaction **13 SEPTEMBER 2006**
15.	Any additional information	16.	Name of contact and telephone number for queries **KERIN WILLIAMS** **020 7887 7108**

Name and signature of duly authorised officer of *issuer* responsible for making notification **KERIN WILLIAMS** **DEPUTY COMPANY SECRETARY**
Date of notification **14 SEPTEMBER 2006**